Neovasc Announces Consolidation and Extension of Convertible Debt

VANCOUVER, BC -- via NewMediaWire - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN)(TSX: NVCN), a leader in the development of minimally invasive devices for the treatment of refractory angina, and in the development of minimally invasive transcatheter mitral valve replacement technologies, announced today that, pursuant to a Restated Securities Purchase Agreement with Strul Medical Group LLC ("SMG"), on a private placement basis (the "Private Placement"), it has issued an amended and restated convertible note (the "2022 Restated Note").

The 2022 Restated Note was issued in an aggregate principal amount of $13,000,000 and consolidates the amount owed by the Company under certain convertible notes the Company issued to SMG in 2019 and 2020. The Company paid out in cash an additional amount of $290,961 that was owed under the 2019 and 2020 notes.

The 2022 Restated Note matures on December 31, 2025 (the "Maturity Date") and bears interest at a rate of 9% per annum, compounded quarterly, a portion of which is payable in cash at the end of June and December annually and the rest due on the Maturity Date. The 2022 Restated Note is convertible into common shares of the Company (the "Common Shares") at a price of $1.00 per Common Share for up to 15,674,184 Common Shares comprised of the principal amount and accrued and unpaid interest. The 2022 Restated Note is subject to a four month and one day hold period.

The transaction was conducted in accordance with Section 602.1 of the TSX Company Manual, which provides that the Toronto Stock Exchange will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as the Nasdaq Capital Market (the "Nasdaq").

"We are very pleased to continue with our support of Neovasc as they advance their development strategies for both Reducer and Tiara," said Aubrey Strul, a Principal of SMG. "We continue to have confidence in Fred and the Neovasc team to achieve critical milestones during the term of the Note."

"This is an important development for our cash requirements in the coming years. It combines and extends the terms of our current notes with the SMG beyond our targeted date for the readout of our COSIRA II clinical study and an anticipated decision from the FDA on our application for approval to commercialize the Reducer in the United States," stated Fred Colen, President and Chief Executive Officer of Neovasc. "We have reviewed opportunities, that might generally be available to us in the debt market, and given our company status and market conditions, we came to the conclusion that this debt restructuring agreement with the SMG is the best option available to Neovasc."

This announcement is neither an offer to sell nor a solicitation of an offer to buy any securities and shall not constitute an offer, solicitation, or sale in any jurisdiction in which such offer, solicitation, or sale is unlawful. The securities have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures, and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is under clinical investigation in the United States and has been commercially available in Europe since 2015, and Tiara™ for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit:  www.neovasc.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to SMG's belief in the Company's management to achieve critical milestones, the importance of the Private Placement on the Company's cash requirements in the future, the targeted date timeline for the COSIRA-II study, the anticipated timeline of the FDA decision and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks around the Company's ability to continue as a going concern; risks around the Company's history of losses and significant accumulated deficit; risks related to the recent COVID-19 coronavirus outbreak or other health epidemics, which could significantly impact the Company's operations, sales or ability to raise capital or enroll patients in clinical trials and complete certain Tiara development milestones on the Company's expected schedule; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to the sale of a significant number of Common Shares; risks relating to the possibility that the Company's Common Shares  may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity; risks relating to the Company's conclusion that it did have effective internal control over financial reporting as of December 31, 2021 and 2020 but not at December 31, 2019; risks relating to the Common Share price being volatile; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to the influence of significant shareholders of the Company over our business operations and share price; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; risks relating to claims by third-parties alleging infringement of their intellectual property rights; risks relating to the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; risks relating to the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks relating to the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks relating to post-market regulation of the Company's products; risks relating to health and safety concerns associated with the Company's products and industry; risks relating to the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risks relating to the possibility of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to the possibility that the Company could be treated as a "passive foreign investment company"; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks relating to future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; risks relating to the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks relating to consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers; risks relating to future issuances of equity securities by the Company, or sales of common shares or conversions of convertible notes, and exercise of warrants, options and restricted stock units by our existing security holders, causing the price of the Company's securities to fall; and risks relating to anti-takeover provisions in the Company's constating documents which could discourage a third-party from making a takeover bid beneficial to the Company's shareholders. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and 40-F for the years ended December 31, 2021 and 2020 (copies of which may be obtained at www.sec.gov).  The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators (copies of which may be obtained at www.sedar.com or www.sec.gov), whether because of new information, future events or otherwise, except as required by law.

Investors:
Mike Cavanaugh
ICR Westwicke
Phone: +1.617.877.9641
Email: Mike.Cavanaugh@westwicke.com

Media:
Sean Leous
ICR Westwicke
Phone: +1.646.866.4012
Email: Sean.Leous@westwicke.com